Quorum X Diagnostics

Rapid take-home test for COVID

Technology Moonshots Bio Tech Female Founder Medical Device

QUORUMXDIAGNOSTIC.COM ATLANTA GEORGIA





Global need. We also realized we can use the same unique technology that we used to build our (QXD-1 Fast test for Pseudomonal Pneumonia Prototype) can be used to build a test for COVID.

Maria Nagy CEO @ Quorum X Diagnostics

Why you may want to support us...

1. Global Need
2. Opportunity Gap in the Market
3. Our Team!

Why People ❤ Us



I am extremely excited to be involved with such a dynamic company. My father died of pneumonia in 2007. His infection was very hard to diagnose. In fact they never found the actual bacteria. So this company and its directives speak personally to me. I am excited at the prospect of being able to speed up the process of diagnosis. The scientists and doctors at Quorum X are top-notch and are bringing their years of experience to the multiple projects being born from this incredible group.

Yvonne Landry Sole proprietor

LEAD INVESTOR INVESTING $3,000 THIS ROUND & $3,000 PREVIOUSLY

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Maria Nagy

CEO

I am a PhD microbiologist I built a hybrid research lab/class at GSU based on my graduate research. I ran it for 7 years. At My height, I had 21 researchers all doing independent projects.



Dr. Angel A. Rivera

CTO

Proud Graduate of UAB, seasoned scientist of 25yrs and he has published over 85 peer-reviewed journal articles over various topics.

Dr. Angel A. Rivera

CTO

It's "kinda" like a pregnancy test but for COVID.

(**SEE BLUE LIST BELOW**) Look at this list of all the Covid tests on the global market. All 22 of them are some variations of PCR, even Abbott's 5 min test is PCR-RNA/DNA based. **What happens when the regents run dry?** The Globe is all pulling on the same resources.

We have a design for a take-home lateral flow test (fast and simple test) that is tailored to detect CoV-2 during the 2-12 day incubation period **BEFORE** the onset of symptoms. It is **NOT** screening for IgG or IgM. **Can you help us build it?**

We have already talked to the manufactures. There is a global need.
Best Regards,

Maria

Quorum X Diagnostics, Inc.-it's "*kinda*" like a pregnancy test, but for COVID.


03.21.20
DIAGNOSTICS
FIGHT THE PANDEMIC
@vasudevbailey
@zoeguttendorf
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Investor Q&A

– COLLAPSE ALL

What does your company do?

We are building a rapid-take home test for COVID. It is a lateral flow test, "kinda" like a pregnancy test, but for COVID. It will identify COVID during the 2-12 day incubation period, BEFORE, or during the early onset of symptoms.

Where will your company be in 5 years?

We want to have a line of take-home rapid diagnostics. Similar to the company Alere, a diagnostic company that made rapid take-home POC lateral flows. They were bought by Abbott for 5.3B.

Why did you choose this idea?

Global need. We also realized we can use the same unique technology that we used to build our (QXD-1 Fast test for Pseudomonal Pneumonia Prototype) can be used to build a test for COVID.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

COVID is what's changed.
WE are in a pandemic and reliable easy-to-use at-home antigen test is needed.

How far along are you? What's your biggest obstacle?

We are building the prototype. We need money to move fast, to buy supplies, manufacturing, patent, clinical's, and FDA emergency use. Don't worry, we can do this!

Who competes with you? What do you understand that they don't?

There are about 35 COVID tests on the market, 99% ALL of them are some type of PCR based technology. The whole globe is pulling on PCR reagents and supplies. What happens when the PCR reagents run out?

How will you make money?

Selling take-home kits to individuals or to government agencies. We also have a very good relationship with a Teledoc service that is located in 40 states with drug store kiosks in place.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risks our ability to get the sensitivity and specificity of the test high enough for EUA approval. Our initial results are promising but we won't know until we test patient samples how sensitive we can get this test.

Do you have any other products?

We have a working prototype for the QXD Fast Test for Pseudomonal Pneumonia. We have tested that against 34 patient samples with 85% sensitivity and 100% Specificity. So, we know how to build something! For that we have filed a PCT International Utility Patent, an FDA Presub, collected 4 letters of intent, and have identified 3 clinical trial partners.

We just realized a week ago we can utilize similar biomarkers for to make a COVID test. So, we are putting the Pseudomal test aside, for now, to build the COVID test. We've already talked a manufacturer. We can do this quickly!

What incubator programs have you completed?

We completed YCombinator StartUpSchool (SUS) Su18, Su19, and Su20. We also completed ATDC Educate level W18 and John Hopkins Su18 biotech 6-week online incubator program.